SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 17, 2019
(Commission File No. 1-                    )

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures: Six Tele2 investor press releases:

•	Merger completed between Tele2 and T-Mobile in the Netherlands, dated January 2, 2019
•	Tele2 gives notice to exercise put option in Kazakhstan, dated December 28, 2018
•	Tele2 secures loan from the Nordic Investment Bank, dated December 17, 2018
•	Tele2 and Telenor secure new frequencies and consolidate joint plan for 5G network in Sweden, dated December 10, 2018
•	Tele2 signs roaming signaling agreement with Deutsche Telekom Global Carrier, dated December 7, 2018
•	Tele2 issues dual tranche EUR bond, dated November 11, 2018

Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-01-02

Merger completed between Tele2 and T- Mobile in the Netherlands

Stockholm –Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) and Deutsche Telekom have today completed the merger of their Dutch operations. Tele2 Netherlands (Tele2 NL) is absorbed by T-Mobile in the Netherlands (T-Mobile NL).

The merger between Tele2 NL and T-Mobile NL was announced on December 15, 2017, and has since gone through a regulatory process, including approval by the European Commission without conditions. Today, Tele2 NL and Deutsche Telekom have signed the agreement which completes the merger.

“This is a great milestone for Tele2 NL as well as Dutch consumers and businesses, as the merged company will accelerate competition and investments in the Netherlands”, says Anders Nilsson, President and CEO of Tele2.

Following the completion of the merger, Tele2 owns 25 percent of the enlarged T-Mobile NL and Deutsche Telekom owns 75 percent. Tele2 also receives a cash payment of EUR 190 million, subject to standard closing adjustments.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 12:00 CET on January 2, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-01-02

November 5, 2018, Tele2 successfully merged with the Com Hem Group, a leading supplier of broadband, TV, play and telephony services in Sweden with 1.45 million customers. In 2017, the Com Hem Group generated revenue of SEK 7.1 billion. The combined company will publish its first consolidated interim report in February 2019.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-28

Tele2 gives notice to exercise put option in Kazakhstan

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) has today given notice to exercise the put option stipulated in the joint venture (the JV) between Tele2 and Kazakhtelecom in Kazakhstan. By serving the put option notice to Kazakhtelecom, Tele2 has initiated the sale process.

In March 2016, Tele2 announced the completion of the JV with Kazakhtelecom in Kazakhstan. This became the start of an exceptionally successful cooperation which has created a quickly growing business with strong profitability.

The transaction between Kazakhtelecom, Telia Company and Fintur announced on December 12, in which Kazakhtelecom acquires control of Kcell, triggers the possibility for Tele2 to exercise its put option and sell its shares in the JV to Kazakhtelecom, as the JV agreement includes customary non-compete clauses. To initiate this process, Tele2 has today filed a put option notice to Kazakhtelecom.

Key developments during Q4 2018:
•	December 11, the Kazakhstan Antimonopoly Agency announced an approval of Kazakhtelecom’s possibility to acquire Tele2’s shares in the JV, including remedies to promote continued competition.
•	December 12, Kazakhtelecom announced that it has signed an agreement to acquire Kcell.
•	December 28, Tele2 served a put option notice to Kazakhtelecom to initiate the divestment of its shares in the JV.

Key financials
Tele2 owns 49 percent of the economic interest and 51 percent of the votes in the JV. The expected financial consideration to Tele2 will reflect a fully diluted economic interest of 31 percent, taking into account Asianet’s 18 percent earn-out, as previously communicated. A shareholder loan from Tele2 to the JV, currently KZT 87 billion (approximately SEK 2.1 billion, following continued repayments during the fourth quarter), is to be fully repaid at the time of closing.

For the period January to June 2018, the JV in Kazakhstan represented 9 percent of the revenue of the Tele2 Group, including Com Hem pro forma.

The put option price is based on a fair market value principle and will be determined through an agreed valuation process, based on standard methodology, including independent third-party advisors.

Closing is expected in approximately six months. The JV (Tele2 Kazakhstan) will be reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

1(2)

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-28

The JV will continue with business as usual and Tele2 will continue to manage the JV until the transaction has been closed.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 08:45 CET on December 28, 2018.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

November 5, 2018, Tele2 successfully merged with the Com Hem Group, a leading supplier of broadband, TV, play and telephony services in Sweden with 1.45 million customers. In 2017, the Com Hem Group generated revenue of SEK 7.1 billion. The combined company will publish its first consolidated interim report in February 2019.

1(2)

Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-17

Tele2 secures loan from the Nordic Investment Bank

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announces a SEK 2 billion loan agreement with the Nordic Investment Bank (NIB) for the financing of Tele2’s merger with Com Hem.

The additional funding from NIB will extend Tele2’s maturity profile and achieve further diversification of its funding. This will include a cancellation of Tele2’s existing loan from NIB (EUR 130 million), which will result in new proceeds of approximately SEK 650 million.

NIB is an international financial institution owned by eight member countries: Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden. The Bank finances private and public projects in and outside the member countries. NIB has the highest possible credit rating, AAA/Aaa, with the leading rating agencies Standard & Poor’s and Moody’s.

Tele2 and NIB have a relationship that spans over more than 20 years. This is the fifth loan agreement between the parties and the first one was issued already in 1994.

NIB only finances specific investment projects that fulfil the Bank’s mission, which is to improve productivity and the environment of the Nordic-Baltic region.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE
CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

November 5, 2018, Tele2 successfully merged with the Com Hem Group, a leading supplier of broadband, TV, play and telephony services in Sweden with 1.45 million customers. In 2017, the Com Hem Group generated revenue of SEK 7.1 billion. The combined company will publish its first consolidated interim report in February 2019.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-10

Tele2 and Telenor secure new frequencies and consolidate joint plan for 5G network in Sweden

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) and Telenor have signed a new complementary agreement for the expansion of a joint and nationwide 5G network in Sweden. The parties have agreed on the details of the implementation, which is scheduled to be initiated in the second half of 2019.
Furthermore, Tele2 and Telenor have secured frequencies in the 700MHz spectrum that will strengthen the established 4G network and consolidate the ambition to provide the first customers with 5G access by 2020.

According to Tele2’s and Telenor’s updated plan, the shared mobile network will be expanded by more than 50 percent, resulting in thousands of new base stations across Sweden. This is valuable for the already established 4G network and ensures the joint plan to provide the first customers with access to 5G functionality by 2020. 5G roll-out will commence in the major cities of Sweden, followed by significant summer and winter resorts. During spring 2019, a detailed plan for the country will be published and updated continuously, as construction starts in each region and municipality.

– The mobile network is the backbone of Tele2 and we are proud of what our fast and secure network will enable for our customers. We will continue to invest to continually increase the quality for our customers, and the new frequency is valuable for that work going forward.
Thanks to a well-established 4G network, we can secure a fast and flexible roll-out of 5G and other new technologies improving coverage and capacity, says Thomas Björklund, Executive Vice President Mobile Technology at Tele2.

The new complementary agreement to build 5G in Sweden is the next step in Tele2’s and Telenor’s network collaboration. The parties announced the joint ambitions of a nationwide 5G network in 2016. After having built a national 2G and 4G network together that today covers 99.9 percent of Sweden’s population, the new agreement provides a good foundation for the forthcoming 5G expansion.

– Our 5G expansion is both aggressive and ambitious, which we are very proud of. The nationwide 5G network will provide even better coverage, faster connection, reduced latency and higher capacity, which is a prerequisite for the increasing number of devices. At the same time, our investments continue to strengthen the existing 4G network in the country, says Stefan Jäverbring, CTO at Telenor Sweden.

About the Swedish Post and Telecom Authority’s (PTS) 700 MHz auction
Tele2 and Telenor won 2x10 MHz in the 700 MHz auction for 22 years (until December 31, 2040), to a sum of SEK 1,442 million. https://www.pts.se/sv/nyheter/radio/2018/forsta-steget-i-auktionen-i-700-mhz-bandet-avslutat/

About Net4Mobility
In 2009, Telenor Sweden and Tele2 formed the joint company Net4Mobility, in order to build and operate a national 2G and 4G network together. As a result of the cooperation, the companies were first in Sweden to provide a nationwide 4G network, which today covers 90 percent of Sweden and over 99.9 percent of Sweden’s population.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-10

Press contacts
Louise Ekman, Head of B2C Communications, Tele2, +46 70 5222 117 / louise.ekman@tele2.com
Joel Ibson, Head of Corporate Communications, Tele2, +46 76 6264 400 / joel.ibson@tele2.com
Erik Strandin Pers, Head of Investor Relations, Tele2, +46 733 41 41 88 / erik.pers@tele2.com

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 16:10 CET on December 10, 2018.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

November 5, 2018, Tele2 successfully merged with the Com Hem Group, a leading supplier of broadband, TV, play and telephony services in Sweden with 1.45 million customers. In 2017, the Com Hem Group generated revenue of SEK 7.1 billion. The combined company will publish its first consolidated interim report in February 2019.

Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-07

Tele2 signs roaming signaling agreement with Deutsche Telekom Global Carrier

Stockholm – To secure great connectivity for roaming customers, Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) has signed an international signaling agreement with Deutsche Telekom Global Carrier. Starting mid-December, the new international signaling services will apply to all customers within Tele2’s footprint.

“By utilizing Deutsche Telekom’s solution for international signaling, we will increase quality for our roaming customers and complement our networks with a solid and stable solution”, says Thomas Björklund, EVP Mobile Technology at Tele2.

Deutsche Telekom Global Carrier’s international solution will add another layer of redundancy to Tele2’s networks and increase the quality and accessibility for all Tele2 customers whenever they use connectivity services abroad. As such, this is another step for Tele2 to improve the roaming experience for both consumers and businesses.

“We are honored that Tele2 trusts our solution and joined our growing list of partners. It is an important proof point of our roaming enablement strategy. It is highly critical that the technical network is able to support roaming”, says Gergely Vadas, Head of Mobile Services at Deutsche Telekom Global Carrier.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE
CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

November 5, 2018, Tele2 successfully merged with the Com Hem Group, a leading supplier of broadband, TV, play and telephony services in Sweden with 1.45 million customers. In 2017, the Com Hem Group generated revenue of SEK 7.1 billion. The combined company will publish its first consolidated interim report in February 2019.

Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-12-07

Deutsche Telekom Global Carrier is the international wholesale division of Deutsche Telekom. We offer a comprehensive portfolio for all the needs of a rapidly transforming telco industry. One that is continually updated to provide fast, innovative solutions for future technologies and challenges. As one of the world’s leading carriers, we are able to satisfy the requirements of Deutsche Telekom Group’s international affiliates and more than 900 external customers worldwide. With more than 20 years of experience in the international wholesale communication market, Deutsche Telekom Global Carrier offers next-generation platforms, extensive networks, a global backbone, 360 degrees of security, tailor-made solutions, worldwide connectivity, and much more. The cutting-edge offerings of Deutsche Telekom Global Carrier include the following business segments: Global Voice, Commercial Roaming, Internet & Content, Carrier Enterprise Services, Inflight / EAN and Mobile World.

Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2018-11-06

Tele2 issues dual tranche EUR bond

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) has successfully launched and priced a new €1bn dual tranche 5.5y / 9.5y inaugural EUR bond following a European road show.

The bonds were issued with an annual coupon of 1.125 percent for the EUR 500 million May 2024 bond and an annual coupon of 2.125 percent for the EUR 500 million May 2028 bond. The securities were successfully placed with a broad range of institutional investors across Europe.

Net proceeds will be used to finance the cash consideration of the completed merger with Com Hem, as well as to refinance already existing debt that previously belonged to Com Hem.

The bonds will be listed on the Luxembourg Stock Exchange.

For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88
Mattias Schriwer, Head of Group Treasury, Tele2 AB. Phone: +46 73 707 58 09

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel